Place Technology
2,190 followers
Promoted

Place Technology is raising money from new investors. See the terms and learn more on Wefunder.

Legal disclosure: https://bit.ly/32Aaay4


Great Product
Proven Leadership Team
Award-Winning Culture
place
View Terms On WEFUNDER
built in
50
STARTUPS TO WATCH
High Performer
SPRING
2021
built in
2021 BEST PLACES TO WORK AUSTIN

Invest in Place Technology on Wefunder (Starting at $100)

Learn more

wefunder.com

9